NYSE
AN ICE EXCHANGE

September 18, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Aon North America, Inc. and Aon Global Holdings plc, guaranteed by each of Aon plc, Aon Corporation, and Aon Global Limited, under the Exchange Act of 1934:

- 5.350% Senior Notes due 2029
- 5.625% Senior Notes due 2031
- 5.800% Senior Notes due 2033
- 5.950% Senior Notes due 2036
- 6.100% Senior Notes due 2038
- 6.450% Senior Notes due 2046
- 6.450% Senior Notes due 2056

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com